Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

September 1, 2010

Amanda Ravitz
Branch Chief - Legal
U.S. Securities Exchange Commission
Division of Corporate Finance
Washington, DC  20549

Re:	Wabash National Corporation Registration Statement on Form S-3 Filed August 19, 2010 File No. 333-168944

Dear Ms. Ravitz:

On behalf of Wabash National Corporation (“Wabash National” or the “Company”), this letter is in response to your letter dated August 30, 2010 (the “Comment Letter”) to Mr. Richard J. Giromini, President and Chief Executive Officer of Wabash National, regarding the Company’s Registration Statement on Form S-3, filed August 19, 2010.

The Company’s responses with respect to each comment contained in your Comment Letter are set forth below.  For ease of reference, each of the staff’s comments is set forth in italic type immediately before the corresponding response. Where indicated below, the Company has included changes to the disclosure in Amendment No. 1 to the Registration Statement, which the Company is filing contemporaneously with this response letter.

Facing Page

Statement Pursuant to Rule 429(b)

1.  Please revise to state that the new registration statement will also constitute a post-effective amendment to Form S-1, which was originally declared effective on December 8, 2009.

The Company has revised the statement in Amendment No. 1 to reflect the staff’s comment.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in:  Abu Dhabi   Alicante   Amsterdam   Baltimore   Beijing   Berlin   Boulder   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   London   Los Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley  Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jeddah   Riyadh   Zagreb

Amanda Ravitz Branch Chief - Legal	-2-	September 1, 2010

Exhibit 5.1

2.  We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

The Company confirms that at the time of any takedown, counsel will file an opinion in customary form that omits the assumptions regarding future issuance of securities.

3. We note that counsel's opinions (a) and (d) are limited to the laws of the State of New York. Please have counsel revise to state that opinions (a) and (d) are also based upon matters of Delaware law, as you are incorporated in Delaware.

Counsel has revised the opinion filed as an exhibit to Amendment No. 1 to reflect the staff’s comments.

Please direct any questions, comments and advice of the Commission staff to me at 410-659-2778 or Michael Silver at ###-##-####.

Respectively submitted,

/s/ William I. Intner

William I. Intner

Partner
william.intner@hoganlovells.com
D 410.659.2778

cc:	Richard J. Giromini, President and CEO